QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

		Six months ended December 31, 1999	Years ended December 31,
	Year ended June 30, 1999
			2000	2001	2002	2003
	(Amounts in thousands)
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$91,980	$30,733	$(55,859)	$2,857	$23,785	$31,435
Fixed charges (see below)	3,541	2,242	4,431	5,104	6,319	6,957
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees						—
Less:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries not incurred in fixed charges	—	—	—	—	—	—

	$95,521	$32,975	$(51,428)	$7,961	$30,104	$38,392

Fixed Charges
Interest expensed and capitalized	—	190	436	432	1,357	2,077
Amortized premiums, discounts and capitalized expenses relating to indebtness	—	—	—	50	243	349
Estimate of the interest within rental expense(1)	3,541	2,052	3,995	4,622	4,719	4,531
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

	$3,541	$2,242	$4,431	$5,104	$6,319	$6,957

Ratio of Earnings to Fixed Charges with rent interest	26.98	14.71	(11.61)	1.56	4.76	5.52

(1)
Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.

QuickLinks

Computation of Ratio of Earnings to Fixed Charges